BUKER, JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

October 26, 2006

VIA OVERNIGHT MAIL

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Attn:  Janice McGuirk

Re:

The Forsythe Group – Registration Statement on Form SB-2

(File No.:  333-131882) [BJ&H File No. 3446.01]

Dear Mr. Reynolds:

This firm represents The Forsythe Group, which filed a Form SB-2 Registration Statement with the Commission on February 13, 2006.  Your office provided comments to the filing by your letter dated March 17, 2006, June 16, 2006 and your most recent comment letter dated August 25, 2006 (the "Comment Letter").  In your Comment Letter you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which keys its responses to the numbered paragraphs of your Comment Letter and which provides supplemental information as requested.  At this time we are submitting, on behalf of the Registrant, Amendment No. 3 to the Registration Statement on Form SB-2, and we are also forwarding a redline copy of the Registration Statement, which identifies changes from Amendment No. 2.  The purpose of this letter is to respond to your most recent Comment Letter dated August 25, 2006 by providing our responses to that letter keyed to the paragraphs as requested and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Risk Factors, Page 4:

"Investors in this Offering wil sustain an immediate dilution of stock value," Page 6

The footnote on Page 11 has been corrected based on the June 30, 2006 financial statements and is now consistent with the statements made in the Risk Factor Section on Page 6.

{A0035282.DOC}

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

October 26, 2006

Independent Auditor's Report, Page 34:

As requested, the auditor's opinion has been revised to provide an explanation that references the restatement.

Exhibit 5 – Opinion of Counsel:

The Opinion of Counsel has been revised as requested to indicate that the opinion opines on Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and all related judicial decisions interpreting those laws.

We hope these comments are helpful in facilitating your review of our Amendment No. 3 to the Registration Statement.  If you should have any questions or if you need clarification on any of the issues discussed in this letter, please contact me at the telephone number noted above.

Very truly yours,

BUKER, JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

RWJ:jem

Enclosure

{A0035282.DOC}